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Exhibit 12.1

Edison Mission Energy
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2007(1)(3)	Six Months Ended June 30, 2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
(in millions, except ratio)
Earnings (Losses)
Income (loss) from continuing operations before taxes and minority interest	$202	$33	$504	$622	$(965)	$(215)	$(6)
Add:
Fixed charges, as below	231	243	476	500	514	556	562
Amortization of capitalized interest	1	1	1	1	1	1	1
Distributions from equity method investments	53	88	170	222	229	375	308
Less:
Capitalized interest	12	3	8	—	—	7	4
Equity in earnings of equity method investments	81	71	185	229	218	239	196

Earnings (losses) as adjusted	$394	$291	$958	$1,116	$(439)	$471	$665

Fixed Charges
Interest on indebtedness (expense and capitalized)	$141	$148	$287	$301	$298	$302	$302
Dividends on preferred securities	—	—	—	—	—	7	14
Interest component of rental expense	90	95	189	199	216	247	246

	$231	$243	$476	$500	$514	$556	$562

Ratio of Earnings (Losses) to Fixed Charges(2)	1.71	1.20	2.01	2.23	—	—	1.18

(1)
Excludes the income and expenses associated with discontinued operations.

(2)
For the years ended December 31, 2004 and 2003, there was a fixed charge deficiency of $953 million and $85 million, respectively.

(3)
Interest expense accrued on uncertain tax positions under FIN 48 are classified as income tax provision and are excluded from calculation of "earnings" and "fixed charges."

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  Exhibit 12.1
Edison Mission Energy Ratio of Earnings to Fixed Charges